UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number:  000-24027

Energy Exploration Technologies Inc. (Translation of registrant's name into English)

1400, 505-3rd Street S.W. Calgary, Alberta T2P 3E6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Energy Exploration Technologies Inc.’s Letter to Deloitte & Touche LLP and KPMG LLP
99.2	KPMG LLP Letter to Alberta Securities Commission
99.3	Deloitte & Touche LLP Letter to Alberta Securities Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 31, 2006

Energy Exploration Technologies Inc.

By:  /s/ Ken Rogers

Name:  Ken Rogers

Title:  Vice-President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Energy Exploration Technologies Inc.’s Letter to Deloitte & Touche LLP and KPMG LLP
99.2	KPMG LLP Letter to Alberta Securities Commission
99.3	Deloitte & Touche LLP Letter to Alberta Securities Commission